CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

ALPINE AIR EXPRESS, INC.

Pursuant to the provisions of Section 242 of the General Corporation Laws of the State of Delaware (the “GCLD”), Alpine Air Express, Inc., organized and existing under and by virtue of the GCLD, hereinafter referred to as the “Corporation,” hereby certifies and  adopts the following Certificate of Amendment to its Certificate of Incorporation:

FIRST:

The name of the Corporation is Alpine Air Express, Inc.

SECOND:

Pursuant to resolutions adopted by the board of directors of the Corporation and approved by its shareholders, the Certificate of Incorporation of the Corporation shall be amended as follows:

On the _________________, 2011 or the effective date of this Certificate of Amendment whichever is later, the Corporation shall effect a reverse split in its issued and outstanding shares of Common Stock so that the shares currently issued and outstanding shall be reverse split, or consolidated, on a 1-for-2,000 basis, and stockholders shall receive one share of the Corporation's post-split Common Stock, $0.001 par value, for each 2,000 shares of Common Stock, $0.001 par value, held by them prior to the reverse split.  No scrip or fractional shares will be issued in connection with the reverse split and any fractional interest create by the reverse split will be purchased by the Corporation so that all shareholders holding less than one whole share following the reverse split will have their shares purchased by the Corporation.  The reverse split will not result in any modification of the rights of stockholders, and will have no effect on the stockholders’ equity in the Corporation except for a transfer from stated capital to additional paid-in capital.  All shares returned to the Corporation as a result of the reverse split will be canceled and returned to the status of authorized and unissued shares.  Except as specifically proved herein, the Corporation’s Certificate of Incorporation shall remain unmodified and shall continue in full force and effect.  Upon completion of the reverse split and the repurchase of the fractional shares created by such split, the Corporation shall effect a forward split in it issued and outstanding shares of Common Stock so that the shares currently issued and outstanding shall be forward split on a 2,000-for-1 basis, and stockholders shall receive 2,000 shares of the Corporation's post-split Common Stock, $0.001 par value, for each one share of Common Stock, $0.001 par value, held by them prior to the forward split.  The forward split will not result in any modification of the rights of stockholders, and will have no effect on the stockholders’ equity in the Corporation.

THIRD:

Except as otherwise expressly amended hereby, the Certificate of Incorporation of the Corporation shall remain in full force and affect.

FOURTH:

By executing this Certificate of Amendment to the Certificate of Incorporation, the president and secretary of the Corporation do hereby certify that on _____________, 2011, the foregoing amendment to the Certificate of Incorporation of Alpine Air Express, Inc. was authorized and approved pursuant to Section 222 of the GCLD by the vote of the majority of the Corporation’s shareholders and the directors of Alpine Air Express, Inc. unanimously approved the amendment and name change.

FIFTH:

   That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCLD.

SIXTH:

    That the capital of the Corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this _____ day of ____________ 2011.

DATED this ____ day of _______________, 2011

______________________________

Eugene Mallette, CEO